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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                            Nautica Enterprises, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    857304100
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                                 (CUSIP Number)


                                 Harvey Sanders
                          c/c Nautica Enterprises, Inc.
                               40 West 57th Street
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                                Charles M. Modlin
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                               New York, New York
                                 (212) 735-8600

                                 August 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------                                            -----------------
CUSIP No. 857304100                 13D                        Page 2 of 4 Pages
-------------------                                            -----------------
                      [Repeat following page as necessary]

================================================================================
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Harvey Sanders
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)      / /

                                                                  (b)      / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


          N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                / /



--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
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              NUMBER OF                    7     SOLE VOTING POWER

               SHARES                                  0
                                           ------------------------------------
            BENEFICIALLY                   8     SHARED VOTING POWER

              OWNED BY                                 0
                                           ------------------------------------
                EACH                       9     SOLE DISPOSITIVE POWER

              REPORTING                                0
                                          --------------------------------------
               PERSON                     10     SHARED DISPOSITIVE POWER

                WITH                                   0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTNG PERSON

          0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


          IN
================================================================================
o     SEE INSTRUCTIONS.


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         ITEM 4.      PURPOSE OF TRANSACTION.

         See response to Item 6 below.

         ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER.

         (a)      Not applicable

(b)            Not applicable

         (c) On July 20, 2003, Mr. Sanders exercised employee stock options to acquire 202,500 shares of Common Stock at $4.45 per share. Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by Mr. Sanders in the last 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As previously reported, on July 7, 2003, the Company, VF Corporation ("VF"), and Voyager Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of VF, entered into an Agreement and Plan of Merger (the "Merger Agreement"). On August 27, 2003, pursuant to the Merger Agreement, all of the issued and outstanding shares of Common Stock of the Company (other than Common Stock held as treasury stock or owned by VF or any subsidiary of VF) were converted into $17 per share of Common Stock, in cash from VF, and all of the outstanding employee stock options were cancelled with the optionees entitled to receive the difference between exercise prices of the options and $17. As a result of the Merger, VF became the beneficial owner of all of the outstanding shares of Common Stock, including the shares of Common Stock beneficially owned by Mr. Sanders, and Mr. Sanders' options to purchase Common Stock were cancelled.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE



         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2003



                                                              /s/ Harvey Sanders
                                                              ------------------
                                                              Harvey Sanders